As filed with the Securities and Exchange Commission on September 7, 2000

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 1)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   NorthPoint Communications Group, Inc.
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                              (Name of Issuer)


                  Common Stock, Par Value $0.001 per Share
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                       (Title of Class of Securities)


                                666610 20 9
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                               (CUSIP Number)

                            Marianne Drost, Esq.
                         Bell Atlantic Corporation
                       (d/b/a Verizon Communications)
                        1095 Avenue of the Americas
                             New York, NY 10036
                               (212) 395-1783

                              With a copy to:

                          Martha E. McGarry, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             September 5, 2000
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          (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: | |



CUSIP NO.  666610 20 9                  13D              PAGE 2 OF 12 PAGES

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   1    NAMES OF REPORTING PERSONS

                Bell Atlantic Corporation (d/b/a Verizon Communications)* (I.R.S. IDENTIFICATION NO. 232259884)
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  |_|
                                                              (b)  |X|
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   3    SEC USE ONLY
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   4    SOURCE OF FUNDS           OO, WC
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                N/A
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
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            NUMBER OF                7      SOLE VOTING POWER
             SHARES                               11,177,347**
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8      SHARED VOTING POWER
              EACH                                67,670,268***
            REPORTING                -----------------------------------------
             PERSON                  9      SOLE DISPOSITIVE POWER
              WITH                                11,177,347
                                     -----------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                   N/A
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                78,847,615
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                N/A
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                54.7%****
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  14    TYPE OF REPORTING PERSON
                CO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




* Verizon Ventures I Inc. is a wholly-owned subsidiary of Verizon Advanced Data Inc. Verizon Advanced Data Inc. is a wholly-owned subsidiary of Bell Atlantic Corporation (d/b/a Verizon Communications) ("Verizon Communications"). Due to Verizon Communications' indirect ownership of Verizon Ventures I Inc., Verizon Communications may be deemed to beneficially own shares of NorthPoint Communications Group, Inc.'s common stock. With the exception of the 9% Convertible Preferred Stock purchased by Verizon Communications, Verizon Communications does not have any interest in shares of NorthPoint Communications Group, Inc.'s common stock independent of its indirect ownership interest in Verizon Ventures I Inc.

** The number of shares reported is determined by dividing the aggregate purchase price for 9% Convertible Preferred Stock of $150 million by the conversion price of $13.42. The number of shares is subject to increase over time due to the accrual of dividends. Verizon Communications will not have voting rights until the requisite government approvals are obtained.

*** Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting and Lock-Up Agreements (the "Voting Agreements") described in Items 3, 4 and 5 of the Schedule 13D filed by Verizon Communications, Verizon Advanced Data Inc. and Verizon Ventures I Inc. on August 17, 2000. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Verizon Communications that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**** The 54.7% is determined by dividing the 78,847,615 shares of Common Stock described in Section 11 above by the sum of the 133,031,083 shares of Common Stock outstanding as of August 10, 2000 and the 11,177,347 shares of Common Stock issuable upon conversion of the 9% Convertible Preferred Stock. In the event that certain stockholders sell the 3,400,000 shares of Common Stock as permitted by the Voting Agreements, the percentage of issued and outstanding shares of Common Stock subject to the Voting Agreements set forth in this Section 13 will be reduced from 54.7% to 52.3%.


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   1    NAMES OF REPORTING PERSONS

        Verizon Advanced Data Inc.*  (I.R.S. IDENTIFICATION NO. 541885544)
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
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   3    SEC USE ONLY
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   4    SOURCE OF FUNDS           OO
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                N/A
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
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            NUMBER OF                 7    SOLE VOTING POWER
             SHARES                               N/A
          BENEFICIALLY                ----------------------------------------
            OWNED BY                  8    SHARED VOTING POWER
              EACH                             67,670,268**
            REPORTING                 ----------------------------------------
             PERSON                   9    SOLE DISPOSITIVE POWER
              WITH                                   N/A
                                      ----------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                     N/A
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                67,670,268
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                N/A
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                46.9%***
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  14    TYPE OF REPORTING PERSON
                CO
------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Verizon Ventures I Inc. is a wholly-owned subsidiary of Verizon Advanced Data Inc. Due to Verizon Advanced Data Inc.'s direct ownership of Verizon Ventures I Inc., it may be deemed to beneficially own shares of NorthPoint Communications Group, Inc.'s common stock. Verizon Advanced Data Inc. does not have any interest in shares of NorthPoint Communications Group, Inc.'s common stock independent of its ownership interests in Verizon Ventures I Inc.

** Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Verizon Advanced Data Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** The 46.9% is determined by dividing the 67,670,268 shares of Common Stock described in Sections 8 and 11 above by the sum of the 133,031,083 shares of Common Stock outstanding as of August 10, 2000 and the 11,177,347 shares of Common Stock issuable upon conversion of the 9% Convertible Preferred Stock. In the event that certain stockholders sell the 3,400,000 shares of Common Stock as permitted by the Voting Agreements, the percentage of issued and outstanding shares of Common Stock subject to the Voting Agreements set forth in this Section 13 will be reduced from 46.9% to 44.6%.


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   1    NAMES OF REPORTING PERSONS

        Verizon Ventures I Inc. (I.R.S. IDENTIFICATION NO.- 23-3052545)
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  |_|
                                                              (b)  |X|
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS           OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                N/A
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
------------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER
             SHARES                               N/A
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                               67,670,268**
            REPORTING                -----------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                                  N/A
                                     -----------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                                    N/A
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                67,670,268
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                N/A
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                46.9%***
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                CO
------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Verizon Ventures I Inc. is a wholly-owned subsidiary of Verizon Advanced Data Inc. Verizon Advanced Data Inc. is a wholly-owned subsidiary of Verizon Communications.

** Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Verizon Ventures I Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** The 46.9% is determined by dividing the 67,670,268 shares of Common Stock described in Sections 8 and 11 above by the sum of the 133,031,083 shares of Common Stock outstanding as of August 10, 2000 and the 11,177,347 shares of Common Stock issuable upon conversion of the 9% Convertible Preferred Stock. In the event that certain stockholders sell the 3,400,000 shares of Common Stock as permitted by the Voting Agreements, the percentage of issued and outstanding shares of Common Stock subject to the Voting Agreements set forth in this Section 13 will be reduced from 46.9% to 44.6%.




        This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by Bell Atlantic Corporation (d/b/a Verizon Communications) ("Verizon Communications"), a Delaware corporation, Verizon Advanced Data Inc., a Delaware corporation, and Verizon Ventures I Inc., a Delaware corporation, with respect to the common stock, par value $.001 per share, of NorthPoint Communications Group, Inc., a Delaware corporation. This Amendment amends the Schedule 13D filed by Verizon Communications, Verizon Advanced Data Inc. and Verizon Ventures I Inc. on August 17, 2000.

        The Schedule 13D previously filed is hereby amended by the addition of the following information:

ITEM 1.     Security and Issuer.

        This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of NorthPoint Communications Group, Inc., a Delaware corporation (the "Issuer") issuable upon conversion of the 150,000 shares of 9% Convertible Preferred Stock of the Issuer purchased by Verizon Communications on September 5, 2000 (the "Preferred Stock"). The principal executive offices of the Issuer are located at 303 Second Street, South Tower, San Francisco, CA 94107.

Conversion Rights

        Each share of Preferred Stock shall be convertible at any time, or from time to time, unless previously redeemed by the Issuer, at the option of the holder thereof, into such number of shares of Common Stock as described below; provided, however, that a holder of Preferred Stock may not convert its shares of Preferred Stock into shares of Common Stock prior to the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the receipt of any required approvals under the Communications Act. The number of shares of Common Stock issuable upon conversion of each share of Preferred Stock is equal to the result obtained by dividing (a) the sum of $1,000 plus accrued dividends by (b) the conversion price of $13.42. The dividends accrue at a rate of 9% per annum, provided, however, in the event the Agreement and Plan of Merger, dated as of August 7, 2000 (the "Merger Agreement"), by and among Verizon Communications, the Issuer, Verizon Ventures I Inc. and Verizon Ventures II Inc. is terminated, the accrual rate will increase by an additional 0.5% on each subsequent three month anniversary of the date of issuance. In no event will the accrual percentage exceed 18%.

ITEM 3.     Source and Amount of Funds or Other Consideration.

The Securities Purchase Agreement

        Pursuant to the terms of that certain Securities Purchase
Agreement, dated as of August 7, 2000, by and between Verizon
Communications and the Issuer (the "Purchase Agreement"), Verizon
Communications purchased 150,000 shares of Preferred Stock at a price of $1,000 per share, for an aggregate purchase price of $150,000,000. The funds used by Verizon Communications in its acquisition of the Preferred Stock were drawn from its working capital and from funds held for investment.

ITEM 4.     Purpose of Transaction.

        In connection with the Merger Agreement, pursuant to which Verizon Ventures II Inc. will merge with and into the Issuer (the "Merger"), Verizon Communications and the Issuer entered into the Purchase Agreement whereby Verizon Communications, subject to certain conditions, agreed to purchase 150,000 shares of the Preferred Stock for a purchase price of $150,000,000. The purpose of the Preferred Stock purchase is to provide an additional source of capital for the Issuer's ongoing operations prior to the consummation of the Merger. It also enhances the Issuer's short-term and long-term liquidity.

        Presently Verizon Communications, the holder of the shares of Preferred Stock, is entitled to no voting rights, except as required by law. Upon receipt of the requisite government approvals as described in
Item 1 hereof, each share of Preferred Stock will vote together with the Common Stock on an as converted basis and will be convertible into shares of Common Stock at a conversion price of $13.42 per share.

ITEM 5.     Interest in Securities of the Issuer.

        (a) As of the date hereof, none of the Reporting Persons owns any shares of Common Stock. However, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Act, each of Verizon Ventures I Inc. and Verizon Advanced Data Inc. may be deemed to have beneficial ownership of the 67,670, 268 shares of Common Stock subject to the Voting Agreements, constituting in the aggregate approximately 46.9% of the effective number of outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 10, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock).

        In addition, the aggregate number of shares of the Common Stock which Verizon Communications may be deemed to have beneficial ownership of under Rule 13d-3 of the Act, assuming conversion of the Preferred Stock into Common Stock, is 78,847,615. This constitutes approximately 54.7% of the effective number of outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 10, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock). The Purchase Agreement provides that Verizon Communications may not sell the Preferred Stock prior to the earlier of the termination of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement.

        (b) Assuming conversion of the Preferred Stock into Common Stock and receipt of the requisite government approvals, Verizon Communications possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 11,177,347 shares of Common Stock. This constitutes approximately 7.8% of the effective number of outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 10, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock).

        Assuming conversion of the Preferred Stock into Common Stock, Verizon Communications, Verizon Advanced Data Inc. and Verizon Ventures I Inc. possess the shared power to vote or direct the vote of 67,670,268 shares of Common Stock with respect to certain matters relating to the Merger set forth in the Voting Agreements. This constitutes approximately 46.9% of the effective number of outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 10, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock).

        (c) As described in Items 3 and 4, Verizon Communications entered into the Purchase Agreement with the Issuer on August 7, 2000. Pursuant to the Purchase Agreement, Verizon Communications purchased 150,000 shares of Preferred Stock at a price of $1,000 per share. This transaction was consummated within the last sixty (60) days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Verizon Communications is a party to a Registration Rights Agreement, dated as of August 7, 2000 (the "Registration Rights Agreement"), by and between the Issuer and Verizon Communications. Under the terms of the Registration Rights Agreement, Verizon Communications was granted certain demand and piggyback registration rights in respect of the Preferred Stock and the Common Stock issuable upon the conversion of the Preferred Stock.

ITEM 7.     Material to Be Filed as Exhibits.

Exhibit
Number         Exhibit Description

1. Securities Purchase Agreement, dated as of August 7, 2000, by and between Verizon Communications and NorthPoint Communications Group, Inc.

2. Form of Certificate of Designation of 9% Convertible Preferred Stock of NorthPoint Communications Group, Inc.

3. Registration Rights Agreement, dated as of August 7, 2000, by and between Verizon Communications and NorthPoint Communications Group, Inc.


                                 SIGNATURES

               After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2000

                                    BELL ATLANTIC CORPORATION
                                    (d/b/a VERIZON COMMUNICATIONS)


                                    By: /s/ Marianne Drost
                                        _____________________________
                                    Name:  Marianne Drost
                                    Title: Corporate Secretary


                                    VERIZON ADVANCED DATA INC.
                                    VERIZON VENTURES I INC.



                                    By: /s/ Diane K. Ferber
                                        _____________________________
                                    Name:  Diane K. Ferber
                                    Title: Vice President, Chief Financial
                                             Officer and Treasurer



                               EXHIBIT INDEX

Exhibit
Number         Exhibit Description

1. Securities Purchase Agreement, dated as of August 7, 2000, by and between Verizon Communications and NorthPoint Communications Group, Inc.

2. Form of Certificate of Designation of 9% Convertible Preferred Stock of NorthPoint Communications Group, Inc.

3. Registration Rights Agreement, dated as of August 7, 2000, by and between Verizon Communications and NorthPoint Communications Group, Inc.